cm



02006130
RECEIVED
MAR 0 1 2002
354
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/41

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potomac Capital Markets, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 North East St. Suite 203
(No. and Street)

Frederick (City) Maryland (State) 21701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Draper & McGinley, P.A.
(Name — if individual, state last, first, middle name)

365 West Patrick St. (Address) Frederick (City) Maryland (State) 21701 (Zip Code)

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Goodloe E. Byron, Jr., swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c Potomac Capital Markets, LLC, as c December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

Signature

President and Chairman

Title

Notary Public

My Comm. Exps. 3/2, 2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Draper & McGinley, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL CONSULTANTS

James A. Draper, CPA
Michael A. McGinley, CPA
Joyce A. Draper, CPA
Catharine V. Fairley, CPA, PFS, CFP

Phone: (301) 694-7411
(301) 293-6206
Fax: (301) 694-0954
www.drapermcginleypa.com

Report of Independent Certified Public Accountants on Basic Financial Statements and Supplementary Information

To the Members of
Potomac Capital Markets, LLC

We have audited the accompanying statement of financial condition of Potomac Capital Markets, LLC, as of December 31, 2001, and the related statements of operations, members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Capital Markets, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Section II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Draper & McGinley, P.A.

February 15, 2002

365 WEST PATRICK STREET, THIRD FLOOR
FREDERICK, MARYLAND 21701

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Draper & McGinley, P.A.

February 15, 2002

Potomac Capital Markets, LLC

Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 24,197
Accounts receivable	3,014,161
Prepaid expenses	341
Investment in NASDAQ	3,300
Total Assets	$ 3,041,999

Liabilities and Members' Equity

Liabilities	
Accounts payable	$ 5,000
Members' Equity	3,036,999
Total Liabilities and Members' Equity	$ 3,041,999

The accompanying notes are an integral part of this statement.

Potomac Capital Markets, LLC

Statement of Operations
For the Year Ended December 31, 2001

Revenue	
Fees	$ 3,106,448
Interest	1,242
Total revenue	3,107,690
Operating Expenses	
Commissions	20,000
Administrative Services	2,747,813
Legal	3,523
Accounting	4,721
Regulatory fees	1,885
Assessment fees	4,090
Office expenses	235
Interest	-
Total operating expenses	2,782,267
Net Income	$ 325,423

Statement of Members' Equity
For the Year Ended December 31, 2001

Members' equity, restated, beginning of year	$ 2,711,576
Contributions	-
Net income	325,423
Members' equity, end of year	$ 3,036,999

The accompanying notes are an integral part of this statement.

Potomac Capital Markets, LLC

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flow from Operating Activities	
Net income	$ 325,423
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in accounts receivable	(314,786)
Increase in other assets	(341)
Increase in accounts payable	5,000
Net cash provided by operating activities	15,296
Net increase in cash	15,296
Cash, beginning of year	8,901
Cash, end of year	$ 24,197

Supplemental Disclosures, cash used for:	
Interest	$ -
Taxes	$ -

The accompanying notes are an integral part of this statement.

Potomac Capital Markets, LLC

Notes to Financial Statements

1. Organization and Nature of Business

Potomac Capital Markets, LLC (PCM) is a Maryland Limited Liability Company (LLC) organized and registered as a minimum net capital broker-dealer. The Company has registered with the NASD and the SEC and meets all the licensing and regulatory requirements thereof. PCM exists primarily for regulatory purposes to allow its members and employees to perform certain securities services that are subject to regulatory oversight. The business activities of PCM as prescribed in the membership agreement are limited to private placements of securities.

As a minimum net capital broker-dealer, PCM does not hold customer securities or cash balances and, if and when it does process customer trades, clears such trades through other broker-dealers. As of and for the year ended December 31, 2001, PCM has not processed any customer transactions.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles applicable to companies operating in the United States. As such, revenues are recorded as earned and expenses are recognized as incurred.

Use of estimates

It is the opinion of management that there are no material estimates necessary in the preparation of the Company's financial statements.

Income taxes

As an LLC, the Company is not subject to income taxes; instead, its members report the net earnings or loss on their individual or corporate income tax returns.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to have and maintain minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $19,538, which was $14,538 in excess of its minimum requirement.

4. Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under exemption claim found in Section (k)2(i) and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

5. Related Party Transactions and Commitments

The Company is 99% owned by Potomac Investment Services, Inc., (PIS, Inc.) a Maryland C-type corporation. PIS, Inc. provided office space, communication systems and administrative services in the amount of $2,747,813 for the year ended December 31, 2001. These services were provided under an Administration Services Agreement that provides for minimum charges for basic services and additional charges when additional services are provided; the agreement has a term of five years from March 2001, renewable annually; and is cancelable with 30 days notice by either party at the end of the initial term.

6. Concentration of credit risk

The Company maintains cash balances at two financial institutions. Each account is insured up to the Federal Deposit Insurance Corporation (FDIC) limit of $100,000. At times during the year, the amount of cash on deposit at any one financial institution may exceed the FDIC insured amount. However, management does not believe that the Company is exposed to any risk of loss.

7. Significant customer

For the year ended December 31, 2001, all of the company's revenue was with one customer, who also is a related entity.

8. Prior period adjustment

The retained earnings account was restated as of January 1, 2001, due to revenue not being recognized in the period earned. As a result, there was an understatement of revenue recorded in the prior year. The effect of such under-statement resulted in an increase in accounts receivable and an increase in retained earnings of $2,699,375.

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Potomac Capital Markets, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934
For the Year Ended December 31, 2001

Total Members' Equity	$3,036,999
Less nonallowable assets:	
Accounts receivable	(3,014,161)
Investment in NASDAQ stock	(3,300)
Total non-allowable assets	(3,017,461)
Tentative Net Capital	19,538
Less: Haircuts on securities	-
Net Capital as of December 31, 2001	$ 19,538

Aggregate Indebtedness	
Items included in Statement of Financial Condition	
Accounts payable	$ 5,000
Total Aggregate Indebtedness	$ 5,000

Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 333
Minimum dollar net capital	5,000
Net capital requirement	5,000
Excess net capital	14,538
Excess net capital at 1000% of AI	19,038
Percentage of aggregate indebtedness to net capital	26%
Percentage of debt to debt-equity computed in accordance with Rule 15c3-1(d)	N/A

The accompanying notes are an integral part of this statement.

Potomac Capital Markets, LLC

Net capital reconciliation pursuant to Rule 17a-5(d)(4)
For the Year Ended December 31, 2001

Net capital, as reported by Company in Part IIA (unaudited) of Focus Report	$	24,197
Increase in non-allowable assets		314,786
Audit adjustments, net		(319,445)
Net capital as computed under Rule 15c3-1	$	19,538

The accompanying notes are an integral part of this statement.

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3



Draper & McGinley, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL CONSULTANTS

James A. Draper, CPA
Michael A. McGinley, CPA
Joyce A. Draper, CPA
Catharine V. Fairley, CPA, PFS, CFP

Phone: (301) 694-7411
(301) 293-6206
Fax: (301) 694-0954
www.drapermcginleypa.com

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Members of Potomac Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Potomac Capital Markets, LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

365 WEST PATRICK STREET, THIRD FLOOR
FREDERICK, MARYLAND 21701